Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 o: 212.999.5800 F: 212.999.5899

Sebastian Alsheimer

Internet: salsheimer@wsgr.com

Direct dial: (212) 453-2832

March 14, 2024

BY EDGAR AND ELECTRONIC MAIL

Mr. Daniel Duchovny, Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Elanco Animal Health Inc.
Soliciting Materials filed pursuant to Rule 14a-12 by Ancora Holdings Group, LLC et al.
Filed February 29, 2024
File No. 001-38661

Dear Mr. Duchovny:

On behalf of our client, Ancora Alternatives LLC, together with Ancora Holdings Group, LLC and its affiliates (collectively, “Ancora,” or “we,”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 12, 2024 (the “Staff Letter”), regarding Ancora’s Soliciting Materials filed pursuant to Rule 14a-12 (the “DFAN”) in connection with 2024 annual meeting of shareholders of Elanco Animal Health Incorporated (the “Company”) on February 29, 2024. We have reviewed the Staff Letter with Ancora and provide the following responses on Ancora’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined herein have the meaning ascribed to them in the DFAN.

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March 14, 2024 Page 2

1.	We note your repeated references to your expectations about what the company will claim (pages 6 and 8). It is unclear how you are able to predict what the company will claim or say. Please provide support for your statements or confirm that you will refrain from making similar statements in future filings.

Ancora acknowledges the Staff’s comment and provides the following information on a supplemental basis:

Regarding Ancora’s prediction that the Company will claim that they are at an “inflection point,” Ancora cited language from the Company’s own presentation from the January 9, 2024 J.P. Morgan Healthcare Conference. On page 14 of that presentation, the Company used the terms “Drivers of Growth Inflection” and “Innovation and Stabilizing Base Business Drivers Inflection.”1

Regarding Ancora’s prediction that the Company “will continue to talk up its growth potential … short-term performance and recent governance commitments,” Ancora respectfully directs the Staff’s attention to the Company’s February 29, 2024 press release, which asserted that “Elanco has returned to growth and is progressing a robust and innovative pipeline that will generate further growth ... Elanco stock is up 39% over the past year, reaching a 52-week high earlier this week and significantly outperforming its peers … Elanco has taken decisive actions to improve performance. Elanco has also taken action to meaningfully enhance our corporate governance and shareholder rights…”2 (Emphasis added)

Notwithstanding the foregoing, Ancora will refrain from making any similar assertions in its soliciting material going forward without also characterizing such assertion as an opinion or belief.

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statements:

a.	in each of the six boxes on page 11.

Ancora acknowledges the Staff’s comment and provides the following information on a supplemental basis, with the intention of inclusion in forthcoming solicitation materials:

Unreliable Forecasting and Financial Planning

In response to the Staff’s comment, Ancora respectfully notes that meeting both market expectations and its own guidance has been a recurring problem for the Company. The Company missed and lowered guidance for EBITDA during several quarters in 2022 followed by a lower-than-expected guidance for 2023. Specifically, the Company lowered revenue and EBITDA guidance in Q1, Q2 and Q3 of 2022, while simultaneously removing the timeline for achieving its long-term financial targets.

[1]	See Elanco Animal Health Incorporated Presentation, dated January 9, 2024 available at https://investor.elanco.com/events-and-presentations/event-details/2024/42nd-Annual-JP-Morgan-Healthcare-Conference-2024-GSNxnjkA3N/default.aspx.
[2]	See Elanco Animal Health Incorporated Press Release, dated February 29, 2024, available at https://investor.elanco.com/press-releases/press-releases-details/2024/Elanco-Animal-Health-is-Executing-on-Plan-to-Deliver-for-Shareholders

March 14, 2024 Page 3

Poor Capital Allocation

In response to the Staff’s comment, Ancora notes that the Company announced the purchase of the animal health business from Bayer AG (ETR:BAYN) (“Bayer”) in August 2019 with a $7.6b purchase price (equal to ~19.4x LTM EBITDA). Ancora believes that the Company overpaid for the acquisition of Bayer, as the leverage profile of the Company due to the debt placed on the balance sheet from the acquisition has hindered the Company’s ability to return capital to shareholders. At the time of its initial public offering in 2018, the Company committed to a dividend, which has not been paid. The Company also expressed the goal of attaining an investment grade credit rating. This also has not come to fruition. In both cases, Ancora believes that the Company’s decision to lever the balance sheet 5.6x (at the end of FY 2023) is the primary reason.

Ineffective Balance Sheet Management

In response to the Staff’s comment, Ancora respectfully notes that the Company’s variable rate debt exposure caused significant interest expense increases in 2022 and 2023. Again, this was due to the leverage created by the Bayer transaction. The Company, reactively and belatedly, looked to use swap instruments to fix its interest rate exposure. Separately, Ancora also notes that the Company’s inventory balances have increased 26%.

Eroded Margins

In response to the Staff’s comment, Ancora notes that the Company continues to disingenuously highlight expanded margins. While touting ~$400mm of Adjusted EBITDA synergies, actual Adjusted EBITDA has actually declined since FY 2021. Ancora respectfully directs the Staff’s attention to slide 13 of the presentation filed by the Company in connection with the 2024 J.P. Morgan Healthcare Conference.3

[3]	See Elanco Animal Health Incorporated Presentation, dated January 9, 2024 available at https://investor.elanco.com/events-and-presentations/event-details/2024/42nd-Annual-JP-Morgan-Healthcare-Conference-2024-GSNxnjkA3N/default.aspx.

March 14, 2024 Page 4

Corporate Governance

In response to the Staff’s comment, Ancora respectfully notes that at the time of the Company’s initial public offering in 2018, in addition to a classified board of directors, the Company adopted onerous provisions in its corporate governance documents, including provisions that prevent shareholders from (i) removing directors other than for cause, (ii) filling vacancies on the board of directors, (iii) acting by less than unanimous written consent, (iv) calling special meetings, and (v) amending the bylaws. These provisions have been criticized by investors, both privately and publicly. Furthermore, several current directors have been permitted to continue serving on the board despite failing to obtain the support of a majority of shareholders, in uncontested elections. Proxy advisory firms have also criticized the Company’s corporate governance. For example, Institutional Shareholder Services (“ISS”) has recommended withhold votes on multiple directors over the course of several years due to the Company’s poor governance.

Hollow Shareholder Engagement

In response to the Staff’s comment, Ancora respectfully notes that the Company’s director nominees have routinely received low support in uncontested elections. The current Chairman of the board of directors received only 28.7% support at the Company’s 2023 annual meeting. His successor also failed to get majority shareholder support, with only 49.7% of shareholder voting for his re-election at the Company’s 2022 annual meeting. ISS has noted that the Company has “failed to adequately respond to the lack of majority support for directors” and criticized the lack of shareholder influence. Despite this, the Company failed to make any meaningful changes to its governance profile until Ancora surfaced as an investor.

b.	that the company overpaid in the Bayer acquisition (page 19).

Ancora acknowledges the Staff’s comment and respectfully refers the Staff to its aforementioned views regarding the Bayer transaction and the Company’s capital allocation. Ancora will refrain from making any similar assertions in its solicitation materials going forward without also characterizing such assertion as an opinion or belief.

c.	that Mr. Simmons has failed to execute on revenue growth, growth margin, EBITDA margin, leverage and free cash flow since the company’s IPO (page 19). In this respect, we note that later slides refer to estimated 2024 results while the referenced statement presents your view as to historical results.

Ancora acknowledges the Staff’s comment and provides the following information on a supplemental basis:

It is uncontroversial that Mr. Simmons has failed to achieve the Company’s own targets with respect to revenue growth, gross margins, EBITDA margins, and leverage set at both a) the initial public offering in 2018 and b) at the time of the announcement of the Bayer acquisition. Notwithstanding the foregoing, Ancora will emphasize the distinction between Mr. Simmons’ historical failures and the Company’s forward-looking estimates in its solicitation materials going forward.

March 14, 2024 Page 5

d.	that the company “continues to disingenuously highlight EBITDA improvement” (page 24).

Ancora acknowledges the Staff’s comment and provides the following information on a supplemental basis:

While touting ~$400mm of Adjusted EBITDA synergies, actual Adjusted EBITDA has actually declined since FY 2021. Ancora believes that the narrative around synergies is disingenuous in the sense that executing $400mm of synergies should actually yield meaningful EBITDA growth, but has in fact not.

Notwithstanding the foregoing, Ancora will refrain from making any similar assertions in its solicitation materials going forward without also characterizing such assertion as an opinion or belief, the support for which will be provided by Ancora.

e.	that “net working capital has become a meaningful drag” (page 25).

Ancora acknowledges the Staff’s comment and provides the following information on a supplemental basis:

Net working capital has in fact become a meaningful drag on free cash flow, as evidenced by the following cash flow statement summary.

March 14, 2024 Page 6

In Ancora’s view, the net working capital drag has been caused by slowing working capital turnover, along with a bloated net operating/cash conversion cycle, as evidenced by below.

Notwithstanding the foregoing, Ancora will refrain from making any similar assertions in its solicitation materials going forward without also characterizing such assertion as an opinion or belief, the support for which will be provided by Ancora.

f.	that proxy advisory firms have recommended against the election of incumbent directors (page 27).

Ancora acknowledges the Staff’s comment and provides the following information on a supplemental basis. As noted above, ISS has been highly critical of the Company’s corporate governance. From 2020-2023, ISS recommended that shareholders vote against 9 out of 13 directors nominated by the Company (in uncontested elections), citing governance failures as the underlying reasons for its recommendations.

3.	Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosures that “The Board is clearly committed to ignoring the will of shareholders, underscoring its culture of entrenchment.” (page 27)

In response to the Staff’s comment, Ancora respectfully notes that several directors have received low shareholder support in the Company’s past four annual meetings. In fact, at the Company’s 2023 annual meeting of shareholders, two directors received less than a majority of support, but were allowed to remain on the board – a clear case of entrenchment and ignoring the will of shareholders.

Notwithstanding the foregoing, Ancora will refrain from making any similar assertions in its solicitation materials going forward without also characterizing such assertion as an opinion or belief, the support for which will be self-evident or provided by Ancora.

March 14, 2024 Page 7

4.	Please provide us supplemental support for the disclosure in the last bullet point on page 28.

In response to the Staff’s comment, Ancora concedes that the last bullet point on page 28 erroneously suggested that the period 2020-2023 comprised “three annual meetings”. In its forthcoming solicitation materials, Ancora will correctly identify the number of annual meetings in that time period as four.

Notwithstanding the foregoing, Ancora respectfully notes the following:

In 2020, ISS recommended that shareholders vote “AGAINST” directors Michael J. Harrington, Deborah T. Kochevar and Kirk P. McDonald. In 2021, ISS recommended that shareholders vote “AGAINST” directors Art A. Garcia, Denise Scots-Knight and Jeffrey N. Simmons. In 2022, ISS recommended that shareholders vote “AGAINST” directors Kapila Kapur Anand and Lawrence E. Kurzius. In 2023, ISS recommended that shareholders vote “AGAINST” director R. David Hoover (and once again recommended “AGAINST” directors Michael J. Harrington, Deborah T. Kochevar and Kirk P. McDonald).

Accordingly, out of the 13 individuals nominated to the board of directors by the Company since 2020, 9 have received “AGAINST” recommendations from ISS. Furthermore, ISS has repeatedly highlighted the Company’s governance failures in their voting recommendations.

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If the Staff has any questions or needs additional information concerning any of the foregoing, please contact me at the number or email appearing on the first page of this letter. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Sebastian Alsheimer

cc:	Ancora Alternatives LLC
James Chadwick
Patrick Sweeney